EXHIBIT 99.5

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM

TSX-V: ASM

 FSE: GV6

March 23, 2015

Avino Reports 2014 Financial Results of $2,514,169, $0.08 Per Share and Cash Flow from Operations of $4.3 million, $0.13 Per Share

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its financial results for the year ended December 31, 2014. All financial information, other than non-IFRS measures, is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2014 and associated management’s discussion and analysis (“MD&A”) which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

"Avino is pleased to report another strong year of financial and operating results. We increased our output while maintaining a low cost structure thanks to the hard work of our teams in Mexico and Canada. Avino is well positioned for 2015 with a strong balance sheet and positive cash flows from current operations. We look forward to another year of growth at Avino as we incorporate the re-opened Avino Mine and the recently acquired Bralorne Gold Mines Ltd. into our consolidated operations," stated Malcolm Davidson, CFO.

Highlights of Fiscal 2014 (Compared to Fiscal 2013)

Financial

•	Consolidated all-in sustaining cash cost per AgEq ounce was $12.24 in 2014 compared to $14.39 in 2013
•	Revenues reported for the year were $19,297,953 compared to $16,094,701 in 2013, an increase of 20%
•	Income from mine operations was $7,904,549 in 2014, an increase of $778,257 from 2013
•	General and administrative expenses were $3,220,134 in 2014 compared to $3,339,069 in 2013
•	Earnings before income taxes were $4,881,915 in 2014 compared to $3,409,212 in 2013
•	Earnings for 2014 were $2,514,169, an increase of $1,665,957 from 2013
•	Earnings per share, basic and diluted, was $0.08 in 2014 compared to $0.03 in 2013
•	Average realized prices per ounce of silver and gold were US$19.04 and US$1,266 respectively for 2014 and US$22.59 and US$1,342 respectively for 2013
•	Cash flow from operations before movements in working capital was $4.3 million for 2014, compared to $5.2 million the previous year
•	Cash flow per share[1], basic and diluted, was $0.13 per share for 2014, compared to $0.19 per share for 2013.
•	Raised $12.8M (US$11.5M) through the issuance of 4,982,677 shares at an average price of $2.56 (US$2.31) per share

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Operational

•	Silver equivalent production for 2014 increased 49% to 1,342,150 oz* compared to 2013
•	Silver production for 2014 increased 39% to 969,524 oz compared to 2013
•	Gold production for 2014 increased 60% to 5,180 oz compared to 2013
•	Copper production for 2014 increased 100% to 305,417 lbs compared to 2013

“In 2014, we delivered our third consecutive year of production growth. We managed to maintain operating costs and remain cash flow positive despite weaker metal prices. During the year we achieved several significant advancements including the completion of our Avino Mine and Mill Circuit 3 expansion and the acquisition of Bralorne Gold Mines Ltd. Looking ahead, we anticipate that 2015 will be the most productive year the Company has seen in its 46 year history. I would like to thank our excellent staff of well-trained managers, geologists, mining engineers, metallurgists and the rest of the operations team for their continued hard work and dedication.”

- David Wolfin, President, CEO & Director

Financial Review

The Company generated revenues of $19,297,953 for 2014, a 20% increase compared to 2013. Although 2014 metals prices decreased significantly from those in 2013, the Company reported a higher number of silver equivalent ounces sold as a result of improved grades and recoveries.

In 2014, net income increased by $1,665,957 to $2,514,169 or $0.08 per share, compared to net income of $848,212 or $0.03 per share during 2013. Mine operating income was $7,904,549, an increase of $778,257 or 11% from $7,126,292 during 2013.

Cash flow from operations before movements in working capital during 2014 was $4.3 million, a decrease of 17% from the $5.2 million generated during 2013.

Operational Review

Total silver equivalent production in 2014 increased to 1,342,150 silver equivalent ounces*, an increase of 49% compared to 2013. The production growth was primarily due to higher feed grades and recoveries at the San Gonzalo mine; higher tonnage processed, higher silver feed grade, and an increase in operating period at the Avino Mine stockpile operation; and the addition of Mill Circuit 3 in the fourth quarter.

Total mill feed processed during 2014 was 200,437 dry tonnes compared to 132,551 dry tonnes during 2013, an increase of 51%.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during 2014 were $12.24 compared to $14.39 in 2013, a decrease of 15%.

Capital expenditures at the end of the year were $5.5 million compared to $3.3 million at the end of 2013.

Capital expenditures primarily relate to the Avino mine expansion, the process plant expansion for Circuit 3, and equipment to advance operations at the San Gonzalo mine.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Mine Operations

San Gonzalo Mine

Silver equivalent ounces* produced during 2014 totalled 958,702. This represents an increase of 28% compared to 2013.

All-in sustaining cash costs in 2014 were $11.96 per AgEq ounce1 compared to $14.15 in 2013, a decrease of 15%.

Avino Mine

On September 1, 2014, Mill Circuit 2 transitioned from processing historical above ground Avino Mine stockpiles to new material taken from underground at the Avino Mine and operated in this manner until December 31, 2014.

Silver equivalent ounces* produced during 2014 totalled 119,738. This represents an increase of 100% compared to 2013.

Avino Mine Stockpiles

The Avino Mine stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In September 2014, Mill Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used to pre-commission Mill Circuit 3, and therefore no revenues from the sale of concentrate was reported from Avino Mine Stockpiles in Q4 2014.

A total of 263,710 silver equivalent ounces* was produced during 2014 compared to 143,778 during 2013, an increase of 83%.

All-in sustaining cash costs during 2014 were $13.68 per AgEq ounce1 compared to $15.89 during 2013, a decrease of 14%.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Conference Call

Avino will be holding a conference call on Monday, March 23, 2015 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;
2.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;
3.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and
4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

ON BEHALF OF THE BOARD

 “David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

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